Exhibit 99.1

On Tuesday, August 9, 2005, the board of directors of Little Sioux Corn Processors approved plans to proceed with a 40 MGY expansion to its 52 MGY plant located near Marcus, Iowa.  The board is working with Fagen, Inc. on construction plans for the expansion, but has not yet identified a start date for the project.